Exhibit 21.1

Subsidiaries	Jurisdiction of Incorporation
Desktop Metal GMBH	Germany
Desktop Metal Operating, Inc.	Delaware
Desktop Metal Securities Corporation	Massachusetts
Forust Corporation	Delaware
Figur Machine Tools LLC	New Jersey
Envisiontec US LLC	Delaware
3DBiotics, Inc.	Michigan
Gulf Filtration Systems Inc.	Michigan
Envisiontec GmbH	Germany